EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS JUNE 2006 PERFORMANCE

HOUSTON, July 3, 2006 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in June 2006 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 948 million, up 17.6 percent over June 2005, and available seat miles (ASMs) increased by 9.4 percent compared with June 2005. ExpressJet's June load factor was 82.4 percent, a 5.7 point increase over June 2005. The company flew 79,765 block hours, compared with 71,668 block hours in June 2005, and operated 42,391 departures, versus 39,423 departures in June 2005.

Also in June 2006, ExpressJet operated at a 99.7 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 96.4 percent during the month. In June 2005, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.1 percent.

During the month, ExpressJet accepted delivery of the final aircraft under its current firm order, a 50-seat Embraer ERJ-145XR, bringing the company's total operating fleet to 274 jets.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

June	2006	2005	Change
Revenue Passenger Miles (000)	947,769	806,259	17.6 Percent
Available Seat Miles (000)	1,149,984	1,051,453	9.4 Percent
Passenger Load Factor	82.4 Percent	76.7 Percent	5.7 Points
Block Hours	79,765	71,668	11.3 Percent
Departures	42,391	39,423	7.5 Percent

YEAR-TO-DATE	2006	2005	Change
Revenue Passenger Miles (000)	5,045,431	4,198,312	20.2 Percent
Available Seat Miles (000)	6,443,519	5,766.178	11.7 Percent
Passenger Load Factor	78.3 Percent	72.8 Percent	5.5 Points
Block Hours	446,425	398,700	12.0 Percent
Departures	239,625	218,123	9.9 Percent

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